

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2012

Via E-mail
Angela K. Shaffer
Vice President and Corporate Secretary
Manulife Financial Corporation
200 Bloor Street East,
North Tower 10
Toronto, Ontario, Canada M4W 1E5

> **Re:** **Manulife Financial Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 16, 2012**
> **File No. 001-14942**

Dear Ms. Shaffer:

We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 99.1
Financial Statements
19 Commitments and Contingencies
(a) Legal proceedings, page 83

1. Please provide proposed revisions to your disclosure to be included in future filings addressing the requirements in paragraph 86 of IAS 37. If the probability is remote, please state that fact. Also, the disclosure should describe the most current status of the lawsuits at the date of filing.

Exhibit 99.2
Management's Discussion and Analysis
Overview, page 2

2.  Tell us why you reference the "Canadian version of IFRS" rather than "IFRS as issued by the International Accounting Standards Board".

Risk Management and Risk Factors
Interest Rate and Spread Risk, page 39

3.  You state that a period of prolonged low interest rates could impact your ability to achieve business objectives.  Please provide us proposed disclosure to be included, in MD&A, in future periodic reports that:
    *   quantifies the guaranteed minimum interest rates and
    *   discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows.

    To the extent that information about the amount you expect to have to reinvest new cash flows or to reinvest at lower rates, or information about the amount of products you are committed at guaranteed rates is necessary to understand these effects, please include these amounts and their effects in your proposed disclosure to the extent known.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:
    *   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    *   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments.  In this regard, do not hesitate to contact me at (202) 551-3679.

                                            Sincerely,

                                             /s/ Jim B. Rosenberg

                                            Jim B. Rosenberg
                                            Senior Assistant Chief Accountant